                                                             EXHIBIT (a)(3)(iii)

                    [VAN KAMPEN AMERICAN CAPITAL LETTERHEAD]

March 20, 1998

RE: VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
     Commencement of Tender Offer

To Our Dealer Friends:

     As you may be aware, it is the policy of the Board of Trustees of Van Kampen American Capital Prime Rate Income Trust (the "Trust") to consider on a quarterly basis whether to make a tender offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's thirty-fourth consecutive quarterly tender offer commencing today, March 20, 1998, for the purpose of providing liquidity to its shareholders. The commencement of the tender offer was announced in the Wall Street Journal today.

     The Trust is offering to purchase up to 48,569,505 its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust determined as of 5:00 P.M. Eastern Standard time on the expiration date of the offer. The offer is scheduled to terminate as of 12:00 Midnight Eastern Standard time on April 17, 1998, the expiration date of the offer (unless extended). An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated March 20, 1998, and the related Letter of Transmittal, copies of which are available to you upon request.

     Should you have any questions regarding the tender offer, please contact Van Kampen American Capital's Investor Services Department at 1-800-421-5666.

Sincerely,

VAN KAMPEN AMERICAN CAPITAL

                                                                 34 PRT003-03/98